Filed by: Iberdrola, S.A.
Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14d-2 of the Securities
Exchange Act of 1934

Subject Company: Scottish Power plc
Exchange Act File Number: 001-14676
Date: February 26, 2007

PRESS Release

26 February 2007

COMISION NACIONAL DEL MERCADO DE VALORES

A la atención de D. Antonio Mas Sirvent

Director del Área de Mercado

Pº de la Castellana, 19

28046 Madrid

Bilbao, February 26, 2007

Dear Sirs:

Pursuant to our relevant notice of February 20th, enclosed please find attached a copy (both electronic and paper versions) of the documents that will be available for the shareholders of Iberdrola with regard to the General Shareholders Meeting to be held on March 28th at first call, and on March 29th at second call. Pursuant to the terms of the announcement of the agenda of Iberdrola’s General Shareholders Meeting, such information will also be available in the Web site of Iberdrola (www.iberdrola.com) and at its registered office. Please be informed that the Corporate Governance Annual Report (Informe Anual de Gobierno Corporativo) has already been filed.

We remain at your disposal

Federico San Sebastián

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by IBERDROLA, S.A. of Scottish Power (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when IBERDROLA, S.A. commences the Acquisition for the ordinary shares of Scottish Power and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of IBERDROLA, S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and Scottish Power will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when IBERDROLA, S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, IBERDROLA, S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding IBERDROLA, S.A., Scottish Power, the Acquisition and any Offer. Scottish Power shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by Scottish Power relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.